Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 10, 2008
Item 3	News Release The news release dated March 10, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported its fourth quarter and year-end 2007 financial results.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 10, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of March, 2008

March 10, 2008	News Release 08-6

SILVER STANDARD REPORTS YEAR-END 2007 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. reports the following from the company’s fourth quarter and fiscal year 2007. [All figures are in Canadian dollars unless otherwise noted.]

Financial Highlights

▪  For the three months ended December 31, 2007, property expenditures totalled $27.7 million including $12.8 million for construction and mining equipment and $2.0 million for exploration at the Pirquitas property in Argentina; $5.0 million for exploration at Pitarrilla in Mexico; $2.7 million for exploration at the Diablillos property in Argentina; and $1.7 million for exploration at the San Luis property in Peru.
▪  For the 12 months ended December 31, 2007, $52.9 million was incurred for capital equipment purchases and construction and $6.3 million for exploration at Pirquitas, $17.6 million for drilling and underground development at Pitarrilla, $8.2 million for exploration at San Luis, $4.8 million for exploration at Diablillos and $2.6 million for exploration at Snowfield.
▪  Working capital at December year-end was $117.3 million with no long-term debt. Working capital included silver bullion carried at cost and net of the reclassification of the company’s ABCP to a long-term asset.
▪  Subsequent to year-end, the company closed an US$138 million issue of senior unsecured convertible notes, for net proceeds of US$133.8 million after commissions, and sold its silver bullion for US$39.6 million. Silver Standard intends to use the total proceeds of approximately US$173 million for the construction of the Pirquitas mine and to advance its other projects.

Financial Results

The company reports a fourth quarter net loss of $14.7 million ($0.23 per share) for the three months ended December 31, 2007 compared with a net loss of $1.7 million ($0.02 per share) for the fourth quarter of 2006. The increased loss from the prior year was attributable to non-cash stock-based compensation of approximately $4.3 million and a further write-down of $8.0 million reflecting the estimated fair market value of the company’s Canadian asset-backed commercial paper (ABCP).

Loss for the 12 months ended December 31, 2007 was $34.1 million ($0.55 per share) compared with earnings of $16.4 million ($0.28 per share) for 2006, which reflected a gain of $35 million from the sale of a property joint venture interest. Results for 2007 were impacted primarily by a $12.0 million write-down, including $8.0 million during the fourth quarter, of the estimated fair value of the company’s ABCP.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”)
of the unaudited consolidated operating results and financial condition of the company for the three and 12 months ended December 31, 2007 and 2006.

	Three Months Ended December 31		Twelve Months Ended December 31
	2007	2006	2007	2006
Earnings (Loss)	(14,689)	(1,701)	(34,125)	16,382
Earnings (Loss) per share (basic and diluted)	(0.23)	(0.02)	(0.55)	0.28
Cash generated used in operating activities	(3,387)	(1,280)	(4,531)	(2,500)
Cash generated by financing activities	4,470	719	11,794	203,267
Cash used in mineral property costs, property, plant and equipment	(27,719)	(12,281)	(88,305)	(42,987)
Financial Position	December 31, 2007		December 31, 2006
Cash and cash equivalents	80,629		229,616
Silver bullion	15,787		15,787
Marketable securities	33,209		5,817
Current assets – total	132,981		255,596
Other investments - ABCP	45,102		-
Current assets and ABCP - total	178,083		255,596
Current liabilities - total	15,713		5,362
Working capital (net of ABCP reclassified to other investments in 2007)	117,268		250,234
Total assets	498,844		471,013

Project Updates

Mina Pirquitas  Since the decision in October 2006 to place the Pirquitas Project in production, Silver Standard has made significant progress in advancing the project.  The mining equipment has arrived at site and is fully commissioned.  Equipment operators have been trained and are conducting general civil works with the construction team, developing open pit and waste access routes and carrying out initial open pit pre-stripping.  Site preparation earthworks are 70% complete, pre-cast concrete footings are 60% complete and the pre-fabricated steel structure for the process building is 30% complete.  All of the major pieces of equipment required for the process plant have been ordered.  The construction camp and all associated facilities on site are complete.  Additionally, off-site pre-fabricating and marshalling facilities are in place at lower altitudes near the regional capital of Jujuy.  The Pirquitas Project is on target to commence commissioning in the fourth quarter of 2008 and ship concentrate in the first quarter of 2009.

In November 2007, Silver Standard updated the capital cost estimate for the project to US$220 million from the initial capital cost estimate of US$146 million, which was based on 2005 cost estimates.  As at December 31, 2007, approximately US$52.9 million of capital expenditures have been incurred on the property.

San Luis, Peru  An initial resource estimate for the Ayelén Vein was reported during the fourth quarter with measured and indicated resources totalling 265,000 ounces of gold and 7.1 million ounces of silver at a grade of 12.24 grams of gold per tonne and 328.9 grams of silver per tonne.  Underground development, feasibility work and diamond drilling at the BP Zone are expected to commence in the second quarter of 2008, subject to permitting.

Silver Standard presently holds a 55% interest in the San Luis project and has elected to increase its interest to 70% by completing a feasibility study.  Silver Standard has the right to increase its interest in the San Luis project to 80% by placing the project in production. Esperanza Silver Corporation is the company’s joint venture partner.

Pitarrilla, Mexico  In the fourth quarter, Silver Standard reported an increase of 32.7 million ounces of indicated silver resources. Measured resources now total 105.5 million ounces of silver, indicated resources total 277.7 million ounces and inferred resources total 193.2 million ounces, placing Pitarrilla among the largest silver discoveries in the last decade.  Infill and exploration drilling of the Breccia Ridge Zone is ongoing and work on the three kilometer-long underground ramp to access the high grade silver and base metal mineralization of the Breccia Ridge Zone continues.  An engineering scoping study has commenced to estimate the project economics of developing this higher grade zone, which is expected to be completed later in 2008.

Diablillos, Argentina  Silver Standard is nearing completion of a 11,000 meter program of diamond drilling at its wholly-owned Diablillos silver-gold project.  The objective of the program is to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources, with an updated resource estimate anticipated in the first half of 2008. This will be followed by an updated prefeasibility study to be completed later in the year.

Snowfield, Canada   An updated resource estimate is imminent following a diamond drilling program completed during the summer and fall of 2007. Measured and indicated resources are currently 2.35 million ounces of gold and inferred resources total 0.67 million ounces of gold. The property is contiguous with Seabridge Gold’s Mitchell Zone where indicated gold resources total 16.3 million ounces of gold and inferred resources total 13.3 million ounces of gold.

Subsequent Events

Subsequent to the end of the year, Silver Standard completed a convertible debenture financing and sold its silver bullion.

Convertible Debenture  In February 2008, Silver Standard successfully completed a US$138 million convertible debenture financing for net proceeds of US$133.8 million after commissions..  The convertible notes will bear interest at a rate of 4.5% per year and may be redeemed by Silver Standard on and after March 5, 2013.  The notes are convertible into Silver Standard common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of notes converted, representing an initial conversion price of approximately US$43.33 per common share.  On conversion, holders of the convertible notes will receive cash for the principal amount of the notes and, at Silver Standard’s election, common shares, cash or any combination of cash and common shares, for the amount in excess of the conversion price.

Silver Bullion  With the development of the Pirquitas mine, Silver Standard is transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver.  During its acquisition phase, Silver Standard purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of US $5.85 per ounce.  In March 2008, the company sold its silver bullion at an average price of US$20.30 per ounce for proceeds of approximately US$39.6 million, which will be used to advance its projects to production.

While discussions continue on a project financing for Pirquitas, the proceeds of the financing and silver sale, of approximately US$173 million, allow Silver Standard to maintain the high development momentum of its projects.

For the full Fourth Quarter and Fiscal Year 2007 report, including a Management Discussion & Analysis, and audited consolidated interim financial statements, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call to review fourth quarter results and project activities is scheduled on Wednesday, March 12, 2008 at 4:30 p.m. EST.

Toll-free in North America:                                                                1-866-400-3310
Toronto local and overseas:                                                                1-416-850-9144

Replay will be available for one week by calling toll-free in North America: 1-866-245-6755, passcode 236121; local and overseas callers may telephone 1-416-915-1035, passcode 236121. The audio file will also be available on the company’s web site after March 10, 2008.  (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.
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